

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Mark Breen
Chief Financial Officer
Leafbuyer Technologies, Inc.
6888 S. Clinton Street, Suite 300
Greenwood Village, Colorado 80112

   Re: Leafbuyer Technologies, Inc.
     Form 10-K for the Fiscal Year ended June 30, 2021
     Filed October 18, 2021
     Form 10-K for the Fiscal Year ended June 30, 2020
     Filed September 25, 2020
     File No. 000-55855

Dear Mr. Breen :

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation